TSX.V-DRK

OTCBB-DRKOF

Form 20F File No. 0-30072

INCENTIVE OPTIONS SET

April 22, 2005

The Company reports the granting of 75,000 incentive stock options under the Company approved stock option plan to two Company employees.  The options have a term of five years and are exercisable at $0.55 per share.  Any shares issued as a result of the exercise of these options are subject to a four month hold period, which expires on August 21, 2005 at midnight, Pacific Standard Time.

ON BEHALF OF THE BOARD

“Barry C.J. Ehrl”

Barry C.J. Ehrl

President, C.E.O. & Director

For further information please contact Investor Relations 1-888-756-0066 or (604)-331-1757

Website: http://www.derekoilandgas.com/

Corporate E-Mail: info@derekoilandgas.com

Investor Relations E-Mail: invest@derekoilandgas.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

This document includes forward- looking statements.  Forward-looking statements include, but are not limited to, the continued advancement of Derek Oil and Gas’s LAK Ranch project. When used in this document, the words “potential”, “plan”,”could”,”estimate”,”estimate”,”expect”, “intend”, “may”, “should”, and similar expressions are intended to be among the statements that identify forward-looking statements.  Although Derek believes that their expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.  Important factors that could cause actual results to differ from these forward-looking statements include the potential that Derek’s LAK Ranch project will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, and other risks disclosed in our Form 20-F filed with the U.S. Securities and Exchange Commission.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares of the Company in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under securities law of such state or jurisdiction.

Cautionary Note to U.S. Investors:  Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1201, 1111 W. Hastings Street, Vancouver, British Columbia, Canada, V6E2J3.  You can also obtain this Form 20-F from the SEC by calling 1-800-732-0330 or you may find it online at www.sec.gov or at www.sedar.com where it is filed as the Company’s Annual Information Form.